Dune Energy, Inc.
                             3050 Post Oak Boulevard
                                Houston, TX 77056

                                                              May 16, 2007

                    CONFIDENTIAL AND PRIVILEGED COMMUNICATION

BY EDGAR

Ms. Anne Nguyen Parker
Division of Corporate Finance,
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, D.C. 20549-7010

         Re: Dune Energy, Inc.;
             Amendment No. 2 to Preliminary Information Statement filed on Schedule 14C May 2, 2007;
             File No. 1-32497

Dear Ms. Parker:

      Dune Energy, Inc. (the "Company") provides the following responses to the comments conveyed in the Commission staff's comment letter dated May 11, 2007 (which numbered responses correspond to the numbers in the staff's letter) concerning Amendment No. 2 to the Company's Preliminary Information Statement on
Schedule 14C filed on May 2, 2007 (the "Information Statement").

      As discussed, pending approval by the staff of the responses set forth below, it is the Company's intention to promptly file a definitive Information Statement incorporating the table set forth in the Company's response to comment 2 below.

General

      1. Please file the most current version of the articles of incorporation of the company, as restated or amended. In this regard, we note that the articles of incorporation filed with the Form 10-K for the fiscal year ended December 31, 2002 reference that the company is authorized to issue only 25 million common shares as opposed to 100 million common shares as currently disclosed in the information statement.

Mr. Anne Nguyen Parker
May 16, 2007
Page 2 of 4

            On May 15, 2007, the Company filed with the Commission, as Exhibit
      3.1 to its quarterly report on Form 10-QSB for the three-month period ended March 31, 2007, a copy of its Certificate of Amendment of the Certificate of Incorporation previously filed with the Secretary of State's Office of the State of Delaware on May 5, 2005, which filed Certificate of Amendment references the number of the Company's authorized common shares as 100 million.

      2. Please provide tabular disclosure of (1) the number of shares of common stock that are currently outstanding, (2) the number of shares of common stock and common stock issuable upon conversion of the preferred stock that may be issued pursuant to your agreement with Goldking and any other contemplated issuances and (3) the number of shares that will be available for issuance as a result of your increase in authorized capital.

            Below is the requested disclosure, in tabular form, to be included at page 6 of the Information Statement under item "4: Issuance of Shares in Excess of 20% of the Company's Issued and Outstanding Shares of Common Stock":

                                      * * *

      "The table below gives effect to the Acquisition and sets forth, at May 16, 2007, the number of Common Shares outstanding (inclusive of the shares issued in connection with the Acquisition), the number of Common Shares available for issuance, and the number of Common Stock issuable upon conversion of the Preferred Stock sold in the Offering:

                                                               Common Stock
       Common Stock             Common Stock            Issuable upon Conversion
       Outstanding        Available for Issuance (1)        of Preferred Stock
       -----------        --------------------------        ------------------

       70,866,679 (2)        82,987,003 (1)(3)(4)            60,000,000 (5)

----------

      (1) Assumes authorization of 200 million shares of common stock, par value $.001 per share, of the Company (the "Authorized Stock"), after giving effect to the Certificate of Amendment (form attached as Exhibit A to this Information Statement).

Mr. Anne Nguyen Parker
May 16, 2007
Page 3 of 4

      (2)   Includes Consideration Shares.

      (3) Represents authorized shares of Common Stock (see footnote (1) above), as reduced by (i) Common Stock Outstanding (Column 1) and
            (ii) 4,979,324 shares of Common Stock reserved for issuance upon the exercise or conversion of outstanding option and warrant grants and
            (iii) 7,050,000 shares of Common Stock reserved for issuance under outstanding restricted stock awards.

      (4) Excludes shares of Common Stock issuable upon conversion of the Preferred Stock sold in the Offering (Column 3).

      (5) Represents 180,000 outstanding shares of Preferred Stock, with each share of Preferred Stock being convertible into approximately 333.33 shares of Common Stock, based upon an initial conversion price of $3.00 per share of Common Stock, subject to adjustments more particularly set forth in the Certificate of Designation filed with the Secretary of State of the State of Delaware on May 15, 2007. Does not include up to 36,000 shares of Preferred Stock (convertible into an approximate additional 12 million shares of Common Stock) that are purchasable under a 30-day option granted in the Offering."

                                      * * *

Closing Comments

            As part of the Company's response to the Staff, the undersigned in his capacity as an officer of the Company hereby acknowledges on behalf of the Company that:

                  o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                  o the Staff comments or changes to disclosure made by the
            Company in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Mr. Anne Nguyen Parker
May 16, 2007
Page 4 of 4

      This letter is being submitted to the staff on a confidential basis, with the understanding that it will be treated confidentially by the Staff and will not be considered filed with the Commission within the meaning of the Securities Exchange Act of 1934, as amended.

      Should the staff have any further questions, please do not hesitate to contact the Company's counsel, Matthew S. Cohen, Esq., of Eaton & Van Winkle LLP, at (212) 561-3602.

                                              Sincerely,

                                              Dune Energy, Inc.


                                              By: /s/ James A. Watt
                                                  ------------------------------
                                                  Name: James A. Watt
                                                  Title: Chief Executive Officer